EXHIBIT 99.1

mCloud Signs First Key AssetCare™ Agreement Delivering Performance Analytics to Major Wind Power Developer in Europe

  First major AssetCare wind deployment since easing of pandemic restrictions in Europe
  Deploys new AI-driven digital twin enabling prescriptive maintenance that decreases downtime, increases long-term production, and maximizes long-term reliability of wind turbine fleet

SAN FRANCISCO, Calif., May 10, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced a three-year agreement with a global wind power developer with operations in Europe, delivering the Company's AssetCare solution for wind turbine performance analytics. The agreement was signed on April 26, 2022.

The AssetCare for Wind solution in deployment uses cloud-based AI and digital twins to enable the prescriptive maintenance of wind turbines at over 40 wind farms representing approximately 1,200 MW in installed capacity across the UK and continental Europe. With AssetCare, the customer can leverage AI-driven insights to decrease downtime, increase long-term production, and maximize long-term reliability.

AssetCare pulls wind turbine performance data from SCADA systems and historians to provide a holistic view of wind turbine performance. Using AI, digital twins for every turbine and sub-system evaluate actual performance and operational behavior against the turbine's current and historical potential, enabling these turbines to be managed and maintained based on the performance of each turbine and the overall fleet.

"The uptake of AssetCare for Wind with this wind power developer in Europe further strengthens the value that we bring to wind turbine fleets seeking the use of AI and analytics to get the most out of their wind investments," said Nitin Kapoor, mCloud's President, UK and EMEA. "We look forward to working with this customer and other regional wind operators pursuing the digital transformation of their fleets."

Those interested in learning more about mCloud's AssetCare solutions for Wind are invited to visit mcloudcorp.com to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:https://www.prnewswire.com/news-releases/mcloud-signs-first-key-assetcare-agreement-delivering-performance-analytics-to-major-wind-power-developer-in-europe-301543376.html

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/10/c0030.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 10-MAY-22